FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F                ☒                Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         ☐         No             ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated February 16, 2004

GUCCI GROUP N.V. ANNOUNCES

TIMING OF PPR OFFER

Amsterdam, The Netherlands, February 16, 2004: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announced that, following notice to the Netherlands Authority for the Financial Markets, in light of the anticipated publication of the Gucci Group’s year end results on April 1, 2004, the documents for the tender offer by Pinault-Printemps-Redoute S.A. (Euronext Paris: PRTP.PA) for all of the outstanding shares of Gucci Group not owned by Pinault-Printemps-Redoute will be filed with the United States Securities and Exchange Commission, and the availability of the offer documents will be publicly announced in the Netherlands, on April 1, 2004.

The tender offer will be launched at a fixed price of $85.52 per share, as contemplated by the Amended and Restated Strategic Investment Agreement dated September 9, 2001 entered into between Gucci Group and Pinault-Printemps-Redoute.  It was originally contemplated that offer documents would be available on March 22, 2004 but it was determined that the Gucci Group shareholders would be better served by having Gucci Group’s 2003 year end results simultaneously with the publication of the offer documents.  The delay will not impact the expiration date for the tender offer.  The expiration date of the tender offer is expected to be no later than April 29, 2004, with payment by Pinault-Printemps-Redoute to the depositaries to be made by April 30, 2004.

Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies.  Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores.  The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Factors that may affect the Company’s operations are discussed in the Company’s Annual Report on Form 20-F for 2002, as amended, filed with the U.S. Securities and Exchange Commission.

For media inquiries:	For investors / analysts inquiries:
Tomaso Galli	Cedric Magnelia / Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+31 20 462 1700	+31 20 462 1700
+39 02 8800 5555	+39 055 7592 2456

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date:	17 February 2004	By:	/s/ Robert S. Singer
		Name:	Robert S. Singer
		Title:	Chief Financial Officer